UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 28, 2016

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 3Q16 UBS Group AG (consolidated) regulatory information, published today by the registrants, which appears immediately following this page.

UBS Group AG (consolidated) regulatory information

Third quarter 2016

This document includes the following disclosures in accordance with Pillar III requirements, as outlined in the FINMA Circular 2008 / 22 “Disclosure –Banks“: (i) BIS Basel III leverage ratio information, (ii) reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation and (iii) information about the composition of our capital.

→   Refer to our third quarter 2016 report for information on our Swiss SRB leverage ratio as of 30 September 2016

→   Refer to “Basel III Pillar 3 First Half 2016 Report,” under “Pillar 3, SEC filings & other disclosures” at www.ubs.com/investors  for more information

→   Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations”  in the “Additional regulatory information” section of our Annual Report 2015 for more information

Table of contents

3	BIS Basel III leverage ratio
6	BIS regulatory key figures (phase-in)
7	Balance sheet reconciliation and composition of capital

BIS Basel III leverage ratio

The BIS leverage ratio is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (LRD). The LRD consists of IFRS on-balance sheet assets and off-balance sheet items. Derivative exposures are adjusted for a number of items, including replacement value and eligible cash variation margin netting, the current exposure method add-on and net notional amounts for written credit derivatives. The LRD further includes an additional charge for counterparty credit risk related to securities financing transactions. In addition, balance sheet assets deducted from our tier 1 capital are excluded from LRD, resulting in a difference between phase-in and fully applied LRD for deferred tax assets (DTAs) and net defined benefit pension plan assets.

The “Reconciliation of IFRS total assets to BIS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions” table below shows the difference between total IFRS assets per IFRS consolidation scope and the BIS total on-balance sheet exposures, which are the starting point for calculating the BIS LRD as shown in the “BIS Basel III leverage ratio common disclosure” table on the next page. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BIS calculation. In addition, carrying values for derivative financial instruments and securities financing transactions are deducted from IFRS total assets. They are measured differently under BIS leverage ratio rules and are therefore added back in separate exposure line items in the “BIS Basel III leverage ratio common disclosure” table on the next page.

→   Refer to our third quarter 2016 report for information on our Swiss SRB leverage ratio as of 30 September 2016

→   Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations”  in the “Additional regulatory information” section of our Annual Report 2015 for more information on the regulatory scope of consolidation

BIS Basel III leverage ratio

As of 30 September 2016, our BIS Basel III leverage ratio was 4.4% on a fully applied basis and 5.0% on a phase-in basis. The BIS Basel III LRD was CHF 877 billion on a fully applied basis and CHF 882 billion on a phase-in basis.

→   Refer to our third quarter 2016 report for information on our BIS Basel III leverage ratio denominator movements

Differences between the Swiss SRB and BIS frameworks

The LRD is the same under Swiss SRB and BIS rules.

However, there are differences in the capital numerator between the two frameworks. Under BIS rules, only common equity tier 1 and additional tier 1 capital are included in the numerator, whereas under Swiss SRB rules total capital is eligible. Furthermore, the BIS capital framework does not include gone concern requirements as defined by the revised Swiss SRB framework, under which, subject to final agreement with FINMA, phase-out hybrid tier 1 capital is only eligible to meet gone concern requirements and is not included in the capital numerator for the purpose of leverage ratio calculation.

Reconciliation of IFRS total assets to BIS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
CHF million	30.9.16
On-balance sheet exposures
IFRS total assets	935,206
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(15,543)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes	0
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0
Less carrying value of derivative financial instruments in IFRS total assets¹	(179,052)
Less carrying value of securities financing transactions in IFRS total assets²	(103,459)
Adjustments to accounting values	0
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	637,153
Asset amounts deducted in determining BIS Basel III tier 1 capital	(13,070)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	624,083

1 Consists of positive replacement values and cash collateral receivables on derivative instruments in accordance with the regulatory scope of consolidation.    2 Consists of cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation.

The naming convention in the following table is based on BIS guidance and does not reflect UBS naming conventions.

BIS Basel III leverage ratio common disclosure

CHF million, except where indicated		30.9.16

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs¹, but including collateral	637,153
2	(Asset amounts deducted in determining Basel III tier 1 capital)	(13,070)
3	Total on-balance sheet exposures (excluding derivatives and SFTs¹)	624,083

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	48,412
5	Add-on amounts for PFE² associated with all derivatives transactions	87,298
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(13,911)
8	(Exempted CCP³ leg of client-cleared trade exposures)	(16,018)
9	Adjusted effective notional amount of all written credit derivatives⁴	143,757
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)⁵	(140,098)
11	Total derivative exposures	109,440

	Securities financing transaction exposures
12	Gross SFT¹ assets (with no recognition of netting), after adjusting for sale accounting transactions	176,975
13	(Netted amounts of cash payables and cash receivables of gross SFT¹ assets)	(73,517)
14	CCR⁶ exposure for SFT¹ assets	8,729
15	Agent transaction exposures	0
16	Total securities financing transaction exposures	112,187

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	104,158
18	(Adjustments for conversion to credit equivalent amounts)	(68,152)
19	Total off-balance sheet items	36,006
	Total exposures (leverage ratio denominator), phase-in	881,717
	(Additional asset amounts deducted in determining Basel III tier 1 capital fully applied)	(4,404)
	Total exposures (leverage ratio denominator), fully applied	877,313

	Capital and total exposures (leverage ratio denominator), phase-in
20	Tier 1 capital	44,061
21	Total exposures (leverage ratio denominator)	881,717
	Leverage ratio
22	Basel III leverage ratio phase-in (%)	5.0

	Capital and total exposures (leverage ratio denominator), fully applied
20	Tier 1 capital	39,003
21	Total exposures (leverage ratio denominator)	877,313
	Leverage ratio
22	Basel III leverage ratio fully applied (%)	4.4

1 Securities financing transactions.    2 Potential future exposure – Current exposure method (CEM) add-on based on notional amounts.    3 Central cleared counterparties.    4 Includes protection sold, including agency transactions.    5 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.    6 Counterparty credit risk.

The naming convention in the following table is based on BIS guidance and does not reflect UBS naming conventions.

BIS Basel III leverage ratio summary comparison
CHF million		30.9.16
1	Total consolidated assets as per published financial statements	935,206
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation¹	(28,613)
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0
4	Adjustments for derivative financial instruments	(69,611)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	8,729
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	36,006
7	Other adjustments	0
8	Leverage ratio exposure (leverage ratio denominator), phase-in	881,717
1 This item includes assets that are deducted from tier 1 capital.

BIS Basel III leverage ratio
CHF million, except where indicated
Phase-in	30.9.16	30.6.16	31.3.16	31.12.15
Total tier 1 capital	44,061	42,934	43,541	44,559
BIS total exposures (leverage ratio denominator)	881,717	902,431	910,000	904,014
BIS Basel III leverage ratio (%)	5.0	4.8	4.8	4.9

Fully applied	30.9.16	30.6.16	31.3.16	31.12.15
Total tier 1 capital	39,003	38,049	37,438	36,198
BIS total exposures (leverage ratio denominator)	877,313	898,195	905,801	897,607
BIS Basel III leverage ratio (%)	4.4	4.2	4.1	4.0

BIS regulatory key figures (phase-in)

The table below provides an overview of our regulatory key figures as defined by BIS and FINMA as of 30 September 2016.

BIS regulatory key figures
CHF million, except where indicated	30.9.16

Capital information
Eligible capital	55,576
of which: common equity tier 1 capital	37,207
of which: tier 1 capital	44,061
Risk-weighted assets	219,876

Capital ratios
Common equity tier 1 capital ratio (%)	16.9
Tier 1 capital ratio (%)	20.0
Total capital ratio (%)	25.3

Leverage ratio
Leverage ratio denominator	881,717
Leverage ratio (%)	5.0

Balance sheet reconciliation and composition of capital

Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation

The table below provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation as defined by BIS and FINMA. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced, where relevant, to display all components that are used in the “Composition of capital” table.

As of 30.9.16	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References¹
CHF million
Assets
Cash and balances with central banks	94,680			94,680
Due from banks	15,120	(308)		14,811
Loans	305,021	93		305,114
Cash collateral on securities borrowed	18,277			18,277
Reverse repurchase agreements	69,999			69,999
Trading portfolio assets	105,437	(15,173)		90,264
Positive replacement values	154,383	25		154,407
Cash collateral receivables on derivative instruments	24,644			24,644
Financial assets designated at fair value	69,832			69,832
Financial assets available for sale	13,554	(32)		13,522
Financial assets held to maturity	7,005			7,005
Consolidated participations	0	116		116
Investments in associates	947			947
of which: goodwill	340			340	4
Property, equipment and software	8,113	(71)		8,042
Goodwill and intangible assets	6,345			6,345
of which: goodwill	6,087			6,087	4
of which: intangible assets	258			258	5
Deferred tax assets	12,396	(1)		12,395
of which: deferred tax assets recognized for tax loss carry-forwards	7,315	(1)		7,314	9
of which: deferred tax assets on temporary differences	5,081			5,081	12
Other assets	29,454	(191)		29,263
of which: net defined benefit pension and other post-employment assets	359			359	10
Total assets	935,206	(15,543)	0	919,663

Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation (continued)

As of 30.9.16	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References¹
CHF million
Liabilities
Due to banks	11,227	(53)		11,174
Due to customers	411,840	(222)		411,618
Cash collateral on securities lent	3,726			3,726
Repurchase agreements	9,342			9,342
Trading portfolio liabilities	32,069			32,069
Negative replacement values	151,031	2		151,032
Cash collateral payables on derivative instruments	33,641			33,641
Financial liabilities designated at fair value	54,229			54,229
Debt issued	106,940	(15)		106,925
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital²	5,388			5,388	13
of which: amount eligible for low-trigger loss-absorbing additional tier 1 capital²	2,392			2,392	13
of which: amount eligible for low-trigger loss-absorbing tier 2 capital³	10,332			10,332	7
of which: amount eligible for capital instruments subject to phase-out from tier 2 capital⁴	714			714	8
Provisions	3,954			3,954
Other liabilities	63,216	(15,127)		48,090
of which: amount eligible for high-trigger loss-absorbing capital (Deferred Contingent Capital Plan (DCCP))⁵	730			730	13
Total liabilities	881,213	(15,415)	0	865,798
Equity
Share capital	385			385	1
Share premium	28,058			28,058	1
Treasury shares	(2,291)			(2,291)	3
Retained earnings	31,308	(262)		31,045	2
Other comprehensive income recognized directly in equity, net of tax	(4,160)	133		(4,027)	3
of which: unrealized gains / (losses) from cash flow hedges	2,005			2,005	11
Equity attributable to UBS Group AG shareholders	53,300	(129)	0	53,171
Equity attributable to non-controlling interests	693	1		694	6
Total equity	53,993	(128)	0	53,865
Total liabilities and equity	935,206	(15,543)	0	919,663

1 References link the lines of this table to the respective reference numbers provided in the "References" column in the "Composition of capital" table.    2 Represents IFRS book value.    3 IFRS book value is CHF 10,356 million.    4 IFRS book value is CHF 1,090 million.    5 IFRS book value is CHF 1,527 million. Refer to the "Compensation" section of our Annual Report 2015 for more information on DCCP.

Composition of capital

The tables below and on the next pages provides the Composition of capital as defined by the Basel Committee on Banking Supervision (BCBS) and FINMA. The naming convention does not always reflect the UBS naming convention. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in the table “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.” Where relevant, the effect of phase-in arrangements is disclosed, as well.

Differences between the Swiss SRB and BIS frameworks

The two frameworks differ in their treatment of two tier 2 capital items. The amount of tier 2 high-trigger loss-absorbing capital in the form of Deferred Contingent Capital plan awards granted for the performance years 2012 and 2013 is higher under Swiss SRB rules than under BIS rules, because a different amortization is applied. Moreover, a portion of unrealized gains on financial assets available for sale is recognized as tier 2 capital under BIS rules, but not under Swiss SRB rules.

The BIS capital framework does not include gone concern requirements as defined by the revised Swiss SRB framework. Under Swiss SRB rules, certain senior unsecured debt, phase-out hybrid tier 1 and phase-out tier 2 capital instruments are eligible to meet gone concern requirements. The treatment of phase-out instruments is subject to final agreement with FINMA. The implementation of the revised Swiss SRB framework resulted in additional minor differences, due to the amortization required for gone concern instruments.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information on the capital instruments, including key features and terms and conditions of UBS Group AG and UBS AG on a consolidated and on a standalone basis

→   Refer to “UBS Switzerland AG (standalone) regulatory information,” in “Disclosure for legal entities” at www.ubs.com/ investors, for more information on the capital instruments of UBS Switzerland AG

As of 30.9.16		Numbers phase-in	Effect of the transition phase	References¹
CHF million, except where indicated
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	28,443		1
2	Retained earnings	31,045		2
3	Accumulated other comprehensive income (and other reserves)	(6,318)		3
4	Directly issued capital subject to phase-out from common equity tier 1 capital (only applicable to non-joint stock companies)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in Group common equity tier 1 capital)
6	Common equity tier 1 capital before regulatory adjustments	53,171
7	Prudential valuation adjustments	(89)
8	Goodwill, net of tax, less additional tier 1 capital²	(3,823)	(2,548)	4
9	Intangible assets, net of tax²	(253)		5
10	Deferred tax assets recognized for tax loss carry-forwards³	(4,650)	(3,100)	9
11	Unrealized (gains) / losses from cash flow hedges, net of tax	(2,005)		11
12	Expected losses on advanced internal ratings-based portfolio less general provisions	(356)
13	Securitization gain on sale
14	Own credit related to financial liabilities designated at fair value, net of tax, and replacement values	(333)
15	Defined benefit plans	(215)	(144)	10
16	Compensation and own shares-related capital components (not recognized in net profit)	(1,404)
17	Reciprocal crossholdings in common equity
17a	Qualifying interest where a controlling influence is exercised together with other owners (CET instruments)
17b	Consolidated investments (CET1 instruments)
18

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital

(amount above 10% threshold)

19

Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)

20	Mortgage servicing rights (amount above 10% threshold)
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)⁴	(872)	(1,161)	12
22	Amount exceeding the 15% threshold
23	of which: significant investments in the common stock of financials
24	of which: mortgage servicing rights
25	of which: deferred tax assets arising from temporary differences

Composition of capital (continued)

As of 30.9.16		Numbers phase-in	Effect of the transition phase	References¹
CHF million, except where indicated
26	Expected losses on equity investments treated according to the PD/LGD approach
26a	Other adjustments relating to the application of an internationally accepted accounting standard	(351)
26b	Other deductions	(1,611)		13
27	Regulatory adjustments applied to common equity tier 1 due to insufficient additional tier 1 and tier 2 to cover deductions
28	Total regulatory adjustments to common equity tier 1	(15,964)	(6,953)
29	Common equity tier 1 capital (CET1)	37,207	(6,953)
30	Directly issued qualifying additional tier 1 instruments plus related stock surplus	8,749
31	of which: classified as equity under applicable accounting standards
32	of which: classified as liabilities under applicable accounting standards⁵	8,749		13
33	Directly issued capital instruments subject to phase-out from additional tier 1
34	Additional tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in Group additional tier 1)	654	(654)	6
35	of which: instruments issued by subsidiaries subject to phase-out	654	(654)
36	Additional tier 1 capital before regulatory adjustments	9,402	(654)
37	Investments in own additional tier 1 instruments
38	Reciprocal crossholdings in additional tier 1 instruments
38a	Qualifying interest where a controlling influence is exercised together with other owner (AT1 instruments)
38b	Holdings in companies which are to be consolidated (additional tier1 instruments)
39

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity amount above 10% threshold)

40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
41	National specific regulatory adjustments	(2,548)	2,548
42	Regulatory adjustments applied to additional tier 1 due to insufficient tier 2 to cover deductions
	Tier 1 adjustments on impact of transitional arrangements	(2,548)	2,548
	of which: prudential valuation adjustment
	of which: own CET1 instruments
	of which: goodwill net of tax, offset against additional loss-absorbing tier 1 capital	(2,548)	2,548
	of which: intangible assets (net of related tax liabilities)
	of which: gains from the calculation of cash flow hedges
	of which: IRB shortfall of provisions to expected losses
	of which: gains on sales related to securitization transactions
	of which: gains/losses in connection with own credit risk
	of which: investments
	of which: expected loss amount for equity exposures under the PD/LGD approach
	of which: mortgage servicing rights
42a	Excess of the adjustments which are allocated to the common equity tier 1 capital
43	Total regulatory adjustments to additional tier 1 capital	(2,548)	2,548
44	Additional tier 1 capital (AT1)	6,854	1,895
45	Tier 1 capital (T1 = CET1 + AT1)	44,061	(5,058)
46	Directly issued qualifying tier 2 instruments plus related stock surplus⁶	10,813		7
47	Directly issued capital instruments subject to phase-out from tier 2⁶	731	(731)	8
48	Tier 2 instruments (and CET1 and additional tier 1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in Group tier 2)
49	of which: instruments issued by subsidiaries subject to phase-out
50	Provisions
51	Tier 2 capital before regulatory adjustments	11,544	(731)

Composition of capital (continued)

As of 30.9.16		Numbers phase-in	Effect of the transition phase	References¹
CHF million, except where indicated
52	Investments in own tier 2 instruments⁶	(29)	17	7, 8
53	Reciprocal cross holdings in tier 2 instruments
53a	Qualifying interest where a controlling influence is exercised together with other owner (tier 2 instruments)
53b	Investments to be consolidated (tier 2 instruments)
54

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)

55	Significant investments in the capital banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
56	National specific regulatory adjustments
56a	Excess of the adjustments which are allocated to the additional tier 1 capital
57	Total regulatory adjustments to tier 2 capital	(29)	17
58	Tier 2 capital (T2)	11,515	(714)
	of which: high-trigger loss-absorbing capital⁵	269		13
	of which: low-trigger loss-absorbing capital⁶	10,332		7
59	Total capital (TC = T1 + T2)	55,576	(5,772)
	Amount with risk weight pursuant to the transitional arrangement (phase-in)		(3,046)
	of which: net defined benefit pension assets		(144)
	of which: DTA on temporary differences		(2,902)
60	Total risk-weighted assets	219,876	(3,046)
	Capital ratios and buffers
61	Common equity tier 1 (as a percentage of risk-weighted assets)	16.9
62	Tier 1 (pos 45 as a percentage of risk-weighted assets)	20.0
63	Total capital (pos 59 as a percentage of risk-weighted assets)	25.3
64	CET1 requirement (base capital, buffer capital and countercyclical buffer requirements) plus G-SIB buffer requirement, expressed as a percentage of risk-weighted assets⁷	5.6
65	of which: capital buffer requirement	0.6
66	of which: bank-specific countercyclical buffer requirement	0.2
67	of which: G-SIB buffer requirement	0.3
68	Common equity tier 1 available to meet buffers (as a percentage of risk-weighted assets)	16.9
68a–f	Not applicable for systemically relevant banks according to FINMA RS 11/2
72	Non-significant investments in the capital of other financials	1,504
73	Significant investments in the common stock of financials	769
74	Mortgage servicing rights (net of related tax liability)
75	Deferred tax assets arising from temporary differences (net of related tax liability)	5,262
	Applicable caps on the inclusion of provisions in tier 2
76	Provisions eligible for inclusion in tier 2 in respect of exposures subject to standardized approach (prior to application of cap)
77	Cap on inclusion of provisions in tier 2 under standardized approach
78	Provisions eligible for inclusion in tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79	Cap for inclusion of provisions in tier 2 under internal ratings-based approach

1 References link the lines of this table to the respective reference numbers provided in the column “References” in the table “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation".   2 The CHF 6,371 million (CHF 3,823 million and CHF 2,548 million) reported in line 8 includes goodwill on investments in associates of CHF 340 million and DTL on goodwill of CHF 56 million. The CHF 253 million reported in line 9 includes DTL on intangible assets of CHF 5 million.    3 The CHF 7,750 million (CHF 4,650 million and CHF 3,100 million) deferred tax assets recognized for tax loss carry-forwards reported in line 10 differ from the CHF 7,314 million deferred tax assets shown in line "Deferred tax assets" in the table “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation" because the latter figure is shown after the offset of deferred tax liabilities for cash flow hedge gains (CHF 360 million) and other temporary differences, which are adjusted out in line 11 and other lines of this table respectively.   4 The CHF 2,033 million (CHF 872 million and CHF 1,161 million) deferred tax assets arising from temporary differences in line 21 differ from the CHF 5,081 million deferred tax assets on temporary differences shown in the line “Deferred tax assets” in the table “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation" as the former relates only to the amount above the 10% threshold.   5 CHF 8,749 million and CHF 269 million reported in line 32 and 58 respectively of this table, includes the following positions: CHF 5,388 million and CHF 2,392 million recognized in line "Debt issued" in the table “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation", CHF 730 million DCCP recognized in line "Other liabilities" in the table “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation" and CHF 508 million recognized in DCCP-related charge for regulatory capital purpose in line 16 "Compensation and own shares-related capital components (not recognized in net profit)" of this table.   6 The CHF 11,544 million in line 51 includes CHF 10,332 million low-trigger loss-absorbing tier 2 capital recognized in line "Debt issued" in the table “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation", which is shown net of CHF 12 million investments in own tier 2 instruments reported in line 52 of this table, CHF 714 million phase-out capital recognized in line "Debt issued" in the table “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation", which is shown net of CHF 17 million investments in own tier 2 reported in line 52 of this table, high-trigger loss-absorbing capital of CHF 269 million reported in line 58 and CHF 200 million of unrealized gains on financial assets available for sale, which are eligible under BIS rules.    7 BCBS requirements are exceeded by our Swiss SRB requirements.  Refer to the UBS Group third quarter 2016 report, available under "Quarterly reporting" at www.ubs.com/investors for more information on the Swiss SRB requirements.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s third quarter 2016 report and its Annual Report 2015 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather_____

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather ____

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  October 28, 2016